UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURTIES EXCHANGE ACT OF 1934

February 8, 2006

Commission File Number: 0-26414

GLOBETECH VENTURES CORP.

_______________________________________________________________

Suite 677, 999 Canada Place, Vancouver, British Columbia V6C 3E1

_______________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

    Form 20-F [ X ]    Form 40-F [    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes

[    ]

No

[ X ]

GLOBETECH VENTURES CORP.

INFORMATION CIRCULAR

This information circular contains information as at JANUARY 25, 2006.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the Management of the Company for use at the Annual and General Meeting (the "Meeting") of the shareholders of GLOBETECH VENTURES CORP. (the "Company") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company. The cost of solicitation will be borne by the Company.

GENERAL PROXY INFORMATION

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the voting common shares in the capital of the Company (the "Shares") held on a record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. All costs of this solicitation will be borne by the Company.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy are directors, officers or other representatives of the Company. A shareholder entitled to vote at the Meeting has the right to appoint a person or company, who need not be a shareholder, to attend and act for the shareholder on the shareholder's behalf at the Meeting other than either the persons or company designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy. Submitting a proxy by mail, by hand or by fax are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of the Company named on the form of proxy.

Voting by Proxyholder

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder has specified a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a)

each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)

any amendment to or variation of any matter identified therein, and

(c)

any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form of proxy will vote the Shares represented by the proxy at their own discretion for the approval of such matter.

Registered Shareholders

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy must complete, date and sign the form of proxy. It must then be returned to the Company's transfer agent, THE PACIFIC CORPORATE TRUST

COMPANY, 1000-625 HOWE STREET, VANCOUVER, B.C.  V6C 3B8, or to the Company prior to the commencement of the Meeting. Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that they follow the instructions of their broker to ensure their instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP mails a voting instruction form in lieu of the form of proxy provided by the Company. The voting instruction form will name the same persons as the proxy to represent the Beneficial Shareholder at the Meeting. A Beneficial Shareholder has the right to appoint a person (who need not be a Beneficial Shareholder of the Company) other than the persons designated in the voting instruction form, to represent the Beneficial Shareholder at the Meeting. To exercise this right, the Beneficial Shareholder should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP's instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from ADP cannot use it to vote Shares directly at the Meeting - the voting instruction form must be returned to ADP, as the case may be, well in advance of the Meeting in order to have the Shares voted. Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send to them a legal proxy which would enable them to attend at the Meeting and vote their Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to THE PACIFIC CORPORATE TRUST COMPANY, 1000-625 HOWE STREET, VANCOUVER, B.C.  V6C 3B8 or at the address of the registered office of the Company at Suite 1925-700 West Georgia Street, PO Box 10037, Pacific Centre,  Vancouver, B.C. V7Y 1A1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the registered shareholder personally attending the Meeting and voting the registered shareholder's Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company has fixed January 25, 2006 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of January 25, 2006, the Company had outstanding 14,471,939 fully paid and non-assessable Shares without par value, each carrying the right to one vote.

To the knowledge of the directors and executive officers of the Company, only the following person beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company:

Name	Number of Shares	Percentage of Outstanding Shares
CDS & Co.*	7,449,376	51.5%
CEDE & Co.*	2,905,784	20.1%
JOAO LUIS PULGATTI & JOHN YOUNG	2,000,000	13.8%

The above information was supplied to the Company by the shareholders and from the insider reports available at www.SEDI.ca.

FINANCIAL STATEMENTS

The comparative audited financial statements of the Company for the year ended September 30, 2005 and the report of the auditor thereof will be placed before the Meeting. The audited financial statements, the report of the auditor, together with the management's discussion and analysis, were mailed to shareholders with the Notice of Meeting and the Information Circular.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to approve the resolutions described herein except special resolutions will be required to change the authorized share structure of the Company to an unlimited number of shares and to adopt new Articles for the Company. A special resolution is a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the Meeting. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of Directors of the Company is currently determined at 4. The board proposes that the number of directors remain at 4. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at 4.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the British Columbia Business Corporations Act ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at January 25, 2006.

Name, Position and Residence	Principal Occupation or Employment	Period a Director of the Company	Shares Beneficially Owned
Casey Forward Vancouver, BC Director	Certified General Accountant	Since December 22, 2003	Nil
Dr. Kanwaljit S. Sachdeva Surrey, BC Director	Businessman	Since October 7, 2004	50,000
Dr. Arnold Abramson, Vancouver, BC	Dentist current and employment for past 5 years	Since January 30, 2006	Nil
Ian Bartholomew, Vancouver, BC	Chartered Accountant	Nominee	Nil

CORPORATE GOVERNANCE DISCLOSURE

1.

Board of Directors - Disclose how the board of directors (the board) facilitates its exercise of independent supervision over management, including

 i)

the identity of directors that are independent, and

(ii)

the identity of directors who are not independent, and the basis for that determination

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company.  The Board acts in accordance with:

1.

the Business Corporations Act (British Columbia)

2.

the Company's articles of incorporation and by-laws

3.

the Company's code of business conduct

4.

the charters of the Board and the Board committees

5.

other applicable laws and Company policies

The Board approves all significant decisions that affect the Company before they are implemented. The Board supervises their implementation and reviews the results.

The Board is actively involved in the Company's strategic planning process.  The Board discusses and reviews all materials relating to the strategic plan with management. The Board is responsible for reviewing and approving the strategic plan.  At least one Board meeting each year is devoted to discussing and considering the strategic plan, which takes into account the risks and opportunities of the business.    Management must seek the Board's approval for any transaction that would have a significant impact on the strategic plan.

The Board periodically reviews the Company’s business and implementation of appropriate systems to manage any associated risks, communications with investors and the financial community and the integrity of the Company’s internal control and management information systems. The Board also monitors the Company’s compliance with its timely disclosure obligations and reviews material disclosure documents prior to distribution. The Board periodically discusses the systems of internal control with the Company’s external auditor.

The Board is responsible for choosing the President and appointing senior management and for monitoring their performance and developing descriptions of the positions for the Board, including the limits on management’s responsibilities and the corporate objectives to be met by the management.

The Board approves all the Company's major communications, including annual and quarterly reports, financing documents and press releases.  The Company communicates with its stakeholders through a number of channels including its web site.  The Board approved the Company's communication policy that covers the accurate and timely communication of all important information.  It is reviewed annually.  This policy includes procedures for communicating with analysts by conference calls.

The Board, through its Audit Committee, examines the effectiveness of the Company's internal control processes and management information systems.  The Board consults with the internal auditor and management of the Company to ensure the integrity of these systems.  The internal auditor submits a report to the Audit Committee each year on the quality of the Company's internal control processes and management information systems.

The Board is responsible for determining whether or not each director is an independent director.   The President, Secretary and any other officer are not considered independent. None of the other directors work in the day-to-day operations of the Company, are party to any material contracts with the Company, or receive any fees from the Company except as disclosed in this circular.

2.

Directorships If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Casey Forward – Stream Communications Network & Media Inc.

- Net Soft Systems Inc.

- Gold Star Resources Corp.

Dr. K Sachdeva – Gold Star Resources Corp.

Ian Bartholomew – Gold Star Resources Corp.

3.

Orientation and Continuing Education  Describe what steps, if any, the board takes to orient new board members, and describe any measures the board takes to provide continuing education for directors.

The Board of Directors of the Company brief all new directors with the policies of the Board of Directors, and other relevant corporate and business information.

4.

Ethical Business Conduct: Describe what steps, if any, the board takes to encourage and promote a culture of ethical business conduct.

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction.  The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company, (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the corporation.  If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Company for any profit realized from the contract or transaction.  Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

5.

Nomination of Directors: Disclose what steps, if any, are taken to identify new candidates for board nomination, including:

(i)

who identifies new candidates, and

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of shareholders.

(ii)

the process of identifying new candidates.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, shown support for the Company's mission and strategic objectives, and a willingness to serve.

6.

Compensation: Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including:

(i)

who determines compensation, and

(ii)

the process of determining compensation.

The Board of Directors conducts reviews with regard to directors' compensation once a year.  To make its recommendation on directors' compensation, the Board of Directors takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies and aligns the interests of Directors with the return to shareholders.

7.

Other Board Committee: If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board of Directors has no other committees than the Audit committee,

8.

Assessments: Disclose what steps, if any, that the board takes to satisfy itself that the board, its committees, and its individual directors are performing effectively.

The Board of Directors monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the board and committees.

AUDIT COMMITTEE

The audit committee's mandate and charter can be described as follows:

1.

Each member of the Audit Committee shall be a member of the Board of Directors, in good standing, and the majority of the members of the audit committee shall be independent in order to serve on this committee.

2.

At least one of the members of the Audit Committee shall be financially literate.

3.

Review the Committee's charter annually, reassess the adequacy of this charter, and recommend any proposed changes to the Board of Directors. Consider changes that are necessary as a result of new laws or regulations.

4.

The Audit Committee shall meet at least four times per year, and each time the Company proposes to issue a press release with its quarterly or annual earnings information. These meetings may be combined with regularly scheduled meetings, or more frequently as circumstances may require. The Audit Committee may ask members of the Management or others to attend the meetings and provide pertinent information as necessary.

5.

Conduct executive sessions with the outside auditors, outside counsel, and anyone else as desired by the committee.

6.

The Audit Committee shall be authorized to hire outside counsel or other consultants as necessary (this may take place any time during the year).

7.

Approve any non-audit services provided by the independent auditors, including tax services. Review and evaluate the performance of the independent auditors and review with the full Board of Directors any proposed discharge of the independent auditors.

8.

Review with the Management the policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent auditor.

9.

Consider, with the Management, the rationale for employing accounting firms rather than the principal independent auditors.

10.

Inquire of the Management and the independent auditors about significant risks or exposures facing the Company; assess the steps the Management has taken or proposes to take to minimize such risks to the Company; and periodically review compliance with such steps.

11.

Review with the independent auditor, the audit scope and plan of the independent auditors. Address the coordination of the audit efforts to assure the completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

12.

Inquire regarding the "quality of earnings" of the Company from a subjective as well as an objective standpoint.

13.

Review with the independent accountants: (a) the adequacy of the Company's internal controls including computerized information systems controls and security; and (b) any related significant findings and recommendations of the independent auditors together with the Management's responses thereto.

14.

Review with the Management and the independent auditor the effect of any regulatory and accounting initiatives, as well as off-balance-sheet structures, if any.

15.

Review with the Management, the independent auditors, the interim annual financial report before it is filed with the regulatory authorities.

16.

Review with the independent auditor that performs an audit: (a) all critical accounting policies and practices used by the Company; and (b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with the Management of the Company, the ramifications of each alternative and the treatment preferred by the Company.

17.

Review all material written communications between the independent auditors and the Management.

18.

Review with the Management and the independent auditors: (a) the Company's annual financial statements and related footnotes; (b) the independent auditors' audit of the financial statements and their report thereon; (c) the independent auditor's judgments about the quality, not just the acceptability, of the Company's accounting principles as applied in its financial reporting; (d) any significant changes required in the independent auditors' audit plan; and (e) any serious difficulties or disputes with the Management encountered during the audit.

19.

Periodically review the Company's code of conduct to ensure that it is adequate and up-to-date.

20.

Review the procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters that may be submitted by any party internal or external to the organization. Review any complaints that might have been received, current status, and resolution if one has been reached.

21.

Review procedures for the confidential, anonymous submission by employees of the organization of concerns regarding questionable accounting or auditing matters. Review any submissions that have been received, the current status, and resolution if one has been reached.

22.

The Audit Committee will perform such other functions as assigned by law, the Company's articles, or the Board of Directors.

Composition of the Audit Committee

The members of the audit committee are Casey Forward, Dr. Kanwaljit S. Sachdeva and Dr, Arnold Abramson, a majority of which are independent and at least one member of which is financially literate.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company's Board of Directors, reasonably interfere with the exercise of a member's independent judgement.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by MacKay LLP, Chartered Accountants, of Vancouver, British Columbia to the Company to ensure auditor independence. Fees incurred with MacKay LLP, Chartered Accountants, of Vancouver, British Columbia for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year ended September 30, 2005	Fees Paid to Auditor in the prior Fiscal Year
Audit Fees(1)	15,000	10,160
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	Nil
All Other Fees (4)	1,000	Nil
Total	16,000	10,160

(1)

"Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

"Audit-Related Fees" include fees for services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)

"All Other Fees" include all other non-audit services.

Exemption

The Company is relying upon the exemption in section 6.1 of MI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under MI 52-110.

The Company does not have any other committees.

APPOINTMENT OF AUDITOR

MacKay LLP, Chartered Accountants, of Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

"Named Executive Officer" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 and any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation
Awards Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted/ SARS	Shares or Units subject to resale restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)1
Casey Forward	2005	46,000	Nil	Nil	600,000	Nil	Nil	Nil
Steven Khan Former CEO and Director	2005 2004	Nil $18,617	Nil Nil	Nil Nil	Nil 600,000	Nil	Nil	Nil
Dilbagh S. Gujral Former President, CEO and Director	2005 2004 2003	Nil 22,500 30,000 (1)	Nil	Nil	Nil 1,000,000(2) 235,000(3	Nil	Nil	Nil

(1) The Company had a management services agreement with a private company wholly owned by Mr. Gujral whereby Mr. Gujral was paid a management fee of $2,500 per month. Payment of management fees are currently outstanding and accruing.

(2) During the 2003 fiscal year end, the Company did not grant Mr. Gujral a stock option agreement. However, subsequent to the fiscal year end, Mr. Gujral was granted an option on December 22, 2003 for the right to purchase up to 1,000,000 common shares, exercisable at the price of US $1.75 per share up to and including December 22, 2008.

(3) Mr. Gujral was granted an option for the right to purchase up to 235,000 common shares exercisable at the price of US $2.00 per share up to and including August 23, 2000. The option agreement has now expired.

OPTION/SAR GRANTS DURING THE

MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/SARS Granted (# common shares)	% of Total Options/SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
Casey Forward	600,000	35.3%	0.30 USD	0.30 USD	24 Feb 2008
Dr. K Sachdeva	600,000	35.3%	0.30 USD	0.30 USD	24 Feb 2008
Ian Bartholomew	200,000	11.8%	0.30 USD	0.30 USD	24 Feb 2008

AGGREGATE OPTION/SAR EXERCISES DURING

THE MOST RECENTLY COMPLETED FINANCIAL

YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARS at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options at FY-End ($) Exercisable/Unexercisable
Casey Forward	Nil	600,000	600,000	Nil

EQUITY COMPENSATION PLAN INFORMATION

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	1,700,000	0.30 USD	2, 894,588
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	1,700,000		2, 894,588

There are no employment contracts between either the Company or its subsidiaries and the above-named executive officers other than disclosed herein or in the financial statements attached hereto.

Neither the Company or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $150,000.

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors other than the unissued treasury shares that may be issued upon the exercise of the Directors' Stock Options. There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors except as disclosed herein and in the financial statements attached hereto.

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

The Company has no pension plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended September 30, 2005, or has any interest in any material transaction in the current year other than as set out herein.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.

Stock Option Plan and Incentive Stock Options

The Management has recommended that the Company adopt the Stock Option Plan containing the following features:

(a)

the Company is authorized to reserve and grant incentive stock options for the right to purchase up to 20% of the issued number of  shares of the Company outstanding from time to time;

(b)

any one (1) director or officer of the Company is authorized and directed to execute, on behalf of the Company, the incentive stock option agreements;

(c)

the future granting of incentive stock options to Insiders of the Company in such amounts and at such prices as determined by the Board of Directors; and

(d)

any existing options may be renegotiated as to the amounts and at prices as is acceptable to the Board of Directors.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company's audited comparative financial statements for the year ended September 30, 2005 and the prior fiscal year. and the accompanying auditor's report and related management discussion and analysis. Copies of the Company's most current interim financial statements and related management discussion and analysis, and additional copies of this proxy circular, may be obtained from Sedar at www.Sedar.com and upon request from the Company's Secretary at the address of the Company.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

DATED at this 25th day of January, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

"Casey Forward"

____________________

Casey Forward

Director

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBETECH VENTURES CORP.

By: /s/ “Casey Forward”__________

Casey Forward, Director

February 8, 2006